Selina Hospitality PLC

6th Floor, 2 London Wall Place

Barbican, London

EC2Y 5AU

United Kingdom

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

February 15, 2023

Re:	Selina Hospitality PLC

Registration Statement on Form F-1, as amended

File No. 333-268587 (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Selina Hospitality PLC hereby requests acceleration of the effective date of the above referenced Registration Statement so that such Registration Statement becomes effective at 4:30 p.m., Eastern Time, on February 15, 2023, or as soon as practicable thereafter.

SELINA HOSPITALITY PLC

By:	/s/ Jonathon Grech
Name:	Jonathon Grech
Title:	Chief Legal Officer